Exhibit A
Press Release
Ceragon Boosts Idea Cellular’s Backhaul– September 23, 2013

Ceragon Boosts Idea Cellular’s Backhaul

Third Largest Mobile Operator in India Deploys Thousands of Ceragon Links Nationwide

Paramus, New Jersey, September 23, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that Idea Cellular, the third largest mobile services operator in India, has selected Ceragon to modernize thousands of wireless backhaul connections around the country to support the data growth visualized from 3G and future technologies. The multimillion dollar orders include Ceragon solutions and services and will enable Idea Cellular to upgrade its TDM network and deliver advanced data-rich services to its over 125 million customers.

“The mobile market needs in India are constantly changing, with an ever growing need for higher bandwidth connectivity,” said Anil Tandan, Chief Technology Officer of Idea Cellular. “With the explosive growth in data demand over the past few years, it is critical to have partners that understand the unique challenges of our market and offer flexible solutions that can grow over time. We believe that Ceragon is that type of partner and we look forward to working with them to quickly and cost-effectively upgrade our existing microwave transmission network for tomorrow’s needs.”

“India is a huge marketplace for growth in high-capacity mobile infrastructure and companies like Idea Cellular are leading the deployment of next-generation systems throughout the region – both rurally and in urban centers,” said Ira Palti, President and CEO of Ceragon Networks. “Ceragon’s expertise in implementing flexible solutions in an array of different population densities and terrains will be critical in reaching Idea’s large footprint of customers across India. Ceragon is committed to enabling long-term growth for high-capacity connectivity in the region.”

Press Release
Ceragon Boosts Idea Cellular’s Backhaul– September 23, 2013

According to the Director General of the GSMA, India is the world’s second largest mobile market with approximately 900 million mobile connections.  The mobile penetration rate, based on connections, is currently 72% and is forecast to rise to almost 100% by 2017.  Mobile broadband adoption in India is set to rocket over the next five years, from about 35 million mobile broadband connections to a potential 400 million mobile broadband connections by the end of 2017, the target date according to India’s National Telecom Policy for high availability broadband throughout the country.

About Ceragon Networks Ltd.
Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a trademark of Ceragon Networks Ltd., registered in the United States and other countries.  CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned in this publication are owned by their respective holders.

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

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Press Release
Ceragon Boosts Idea Cellular’s Backhaul– September 23, 2013

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com